UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FIXED PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*

STONEGATE MORTGAGE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86181Q300
(CUSIP Number)

Mark J. Menting
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

13D

CUSIP No. 86181Q300	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS

Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,638,407(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,638,407(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN
_______________
1
Represents 336,111 shares of common stock, $0.01 par value (“Common Stock”) of Stonegate Mortgage Corporation, an Ohio corporation (the “Issuer”), owned by Diaco Investments, L.P. (“Diaco”), 1,042,140 shares of Common Stock currently held of record by Glick Pluchenik 2011 Trust (“Glick Trust”), 35,156 shares of Common Stock available for immediate purchase underlying a warrant to purchase shares of Common Stock at $18.00 per share by Glick Trust (as more fully described below) and 225,000 shares of Common Stock owned by Chichester Fund Limited (“Chichester”).

2
This calculation is based on 25,769,236 shares of the Common Stock of the Issuer outstanding as of October 10, 2013, which includes 24,704,236 shares as reported in the Prospectus, filed by the Issuer on October 10, 2013 (the “Prospectus”) as such number has been increased as a result of the underwriters exercising their overallotment option by purchasing 1,065,000 shares in the initial public offering and 35,156 shares of Common Stock available for immediate purchase underlying the warrants to purchase shares of Common Stock immediate purchase at $18.00 per share by Glick Trust.

13D
CUSIP No. 86181Q300	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS

Diaco Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,638,407(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,638,407(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

13D
CUSIP No. 86181Q300	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS

Simon Glick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,638,407(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,638,407(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

13D

CUSIP No. 86181Q300	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS

Siget NY Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,638,407(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,638,407(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

13D

CUSIP No. 86181Q300	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS

Chichester Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,638,407(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,638,407(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, whose principal executive offices are located at 9190 Priority Way West Drive, Suite 300, Indianapolis,  IN 46240.

Item 2.	Identity and Background.

(a), (b) This statement is being filed by Sam Levinson (“Mr. Levinson”), a United States citizen; Diaco, a Delaware limited partnership; Simon Glick (“Mr. Glick”), a United States citizen as trustee of Glick Trust; Siget NY Partners, L.P. (“Siget”), a Delaware limited partnership and Chichester, a British Virgin Islands company (together, the “Reporting Persons”).

Mr. Levinson is the chief investment officer of Siget.  Siget is the investment manager of Diaco.  Diaco is an investment vehicle.  Siget is the investment manager of and makes investment decisions for Diaco.  Mr. Glick is the trustee of Glick Trust.  Mr. Glick is an investment manager of Chichester.

Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes.  The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

The address of the principal business of each of  the Reporting Persons is c/o GF Investments, 810 Seventh Avenue, 28th Floor, New York, NY  10019.

(c)           The principal business of Mr. Levinson is investment management.  Mr. Levinson is chief investment officer of Siget.  Siget is the investment manager of Diaco.  The principal business of Mr. Glick is investment management.  Mr. Glick is also the trustee of Glick Trust.  The principal business of Chichester is investment management.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Levinson and Mr. Glick are citizens of the United States of America.  Diaco and Siget are Delaware limited partnerships.  Chichester is a British Virgin Islands company.

Page 7 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Diaco purchased 111,111 shares of Common Stock from the Issuer on May 8, 2013 for $1,999,998.  The source of funds for this purchase was working capital.

On September 29, 2013, Glick Trust received a distribution of 1,042,140 shares of Common Stock of the Issuer and a warrant to purchase up to 35,156 shares of Common Stock of the Issuer from Stonegate Investors Parallel Holdings LLC (“Parallel”), of which Glick Trust is a member, in connection with a redemption of Glick Trust’s 18.75% membership interest in Parallel.

On October 10, 2013, Siget purchased 450,000 shares of Common Stock from the Issuer on behalf of Diaco and Chichester at $16.00 per share, 225,000 shares of which were allocated to Diaco and 225,000 shares of which were allocated to Chichester.  The source of funds for this purchase was working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer.  The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interests in Securities of the Issuer.

(a), (b) Based on the Prospectus filed on October 10, 2013, there were 24,704,236 shares of Common Stock of the Issuer outstanding as of October 10, 2013.  On October 10, 2013, the underwriters in the initial public offering exercised their overallotment option and

Page 8 of 12 Pages

purchased 1,065,000 shares of Common Stock of the Issuer, and the total number of shares outstanding became 25,769,236.

Name	No. of Shares, including warrants to purchase shares	Percentage
Diaco	336,111	1.3%
Glick Trust	1,077,296	4.2%
Chichester	225,000	0.9%

Based on the foregoing, prior to the initial public offering, Diaco owned 111,111 shares of Common Stock and Glick Trust owned 1,042,140 shares of Common Stock and a warrant to purchase up to 35,156 shares of Common Stock.

In the initial public offering, Siget purchased from the Issuer on behalf of Diaco and Chichester 450,000 shares of common stock, 225,000 of which were distributed to Diaco, bringing Diaco’s total ownership to 336,111, and 225,000 of which were distributed to Chichester.

Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to the 1,638,407 shares of Common Stock (the “Subject Shares”), which represent 6.3% of the outstanding shares of the Common Stock.

(c)           On October 10, 2013, Siget purchased on behalf of Diaco and Chichester 450,000 shares of Common Stock in the initial public offering at a price of $16.00, 225,000 of which were distributed to Diaco, bringing Diaco’s total ownership to 336,111, and 225,000 of which were distributed to Chichester.

On September 29, 2013, Glick Trust, Stonegate Investors Parallel Holdings LLC (“Parallel”) and Long Ridge Equity Partners, LLC (“Long Ridge”) entered into a transaction under which, by means of an Agreement, Parallel distributed, assigned and transferred to Glick Trust all of Parallel’s right, title and interest in and to 1,042,10 shares of Common Stock and a warrant to purchase 35,156 shares of Common Stock in exchange for Glick Trust’s 18.75% membership interest in Parallel.

(d)           No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, Mr. Levinson entered into a Lock-Up Agreement, dated as of October 6, 2013, by and among Sam Levinson, Merrill Lynch,

Page 9 of 12 Page

Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse (USA) LLC and FBR Capital Markets & Co. (the “Lock-Up Agreement”), pursuant to which Mr. Levinson agreed that for a period of 180 days after October 9, 2013, he would not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions:  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether then owned or thereafter acquired by Mr. Levinson or with respect to which Mr. Levinson has or thereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or, exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The 450,000 shares of Common Stock purchased by Siget on behalf of, and distributed to, Glick Trust and Chichester in equal parts on October 10, 2013 are not subject to the Lock-Up Agreement.

Registration Rights Agreement

The Issuer and FBR Capital Markets & Co. entered into a Restated Registration Rights Agreement, dated as of May 15, 2012 (the “Registration Rights Agreement”), which contains certain registration rights with respect to shares of Common Stock held by the Reporting Persons.  The shares entitled to registration rights under the Registration Rights Agreement are referred to herein as “Registrable Securities.”

Warrant Agreement

The Issuer and Stonegate Investors Holdings LLC entered into a Warrant Agreement on March 29, 2013, which gives the holder thereof the right to subscribe for and purchase the common stock of the Issuer.  The holder is entitled to purchase shares of common stock at $18.00 per share, in each case subject to adjustments for recapitalizations and reclassifications.  The warrant is immediately exercisable.

The purchase price can be paid, at the election of the holder of the warrant, by (i) cash or check or (ii) on a net issuance basis, by surrender of all or a portion of the warrant for common stock to be exercised.  To the extent the warrant is not previously exercised as to all shares subject to it, and if the fair market value of one share of common stock is greater than the exercise price in effect, the warrant will be deemed automatically exercised on a net issuance basis as of immediately before its expiration.  The warrant, after the date that it becomes exercisable, is transferrable, in whole or in part, without charge to the holder (except for transfer taxes), upon surrender of the warrant.

Page 10 of 12 Pages

Agreement

Glick Trust, Parallel and Long Ridge entered into an Agreement, dated as of September 29, 2013, pursuant to which Parallel distributed, assigned and transferred to Glick Trust all of Parallel’s right, title and interest in and to 1,042,10 shares of Common Stock and a warrant to purchase 35,156 shares of Common Stock in exchange for Glick Trust’s 18.75% membership interest in Parallel.

Item 7.	Material to be Filed as Exhibits.

(a)           Joint Filing Agreement, dated as of October 21, 2013, by and among Sam Levinson, Diaco Investments, L.P., Simon Glick, Siget NY Partners, L.P. and Chichester Fund Limited

(b)           Registration Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 to the Registration Statement (on Form S-1 (333-191047) of the Issuer)

(c)           Lock-Up Agreement, dated as of September 6, 2013, between Sam Levinson, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse (USA) LLC and FBR Capital Markets & Co.

(d)           Warrant Agreement, dated as of March 29, 2013, between Stonegate Mortgage Corporation and Stonegate Investor Holdings LLC

(e)           Agreement, dated as of September 29, 2013, by and among Stonegate Investors Parallel Holdings LLC, Glick Pluchenik 2011 Trust and Long Ridge Equity Partners, LLC

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2013	SAM LEVINSON

	By:	/s/ Sam Levinson
Sam Levinson

DIACO INVESTMENTS, L.P.

	By:	Siget, LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

		By:	/s/ Simon Glick
			Name:	Simon Glick
			Title:	Managing Member

SIMON GLICK

	By:	/s/ Simon Glick
Simon Glick, as trustee for Glick Pluchenik 2011 Trust

SIGET NY PARTNERS, L.P.

	By:	1271 Associates, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

		By:	/s/ Simon Glick
			Name:	Simon Glick
			Title:	Managing Member

CHICHESTER FUND LIMITED

	By:	/s/ Simon Glick
		Name:	Simon Glick
		Title:	Investment Manager

Page 12 of 12 Pages